FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2016

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 03 May 2016

EXHIBIT INDEX

EXHIBIT NUMBER                        EXHIBIT DESCRIPTION
99                                                       Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 12 April 2016 entitled ‘Director/PDMR shareholding’
Exhibit 2:	Stock Exchange announcement dated 21 April 2016 entitled ‘Changes to membership of Board Committees’
Exhibit 3:	Stock Exchange announcement dated 26 April 2016 entitled ‘Director Declaration’

Exhibit 1:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 11 April 2016 of the following transaction which took place on 8 April 2016:

Mr G Pitkethly (PDMR) purchased 4 Unilever PLC Ordinary 3 1/9 pence shares at a price of 3226.3145p per share under the Unilever PLC Share Incentive Plan.

The above transaction was carried out in the UK

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

12 April 2016

Exhibit 2:

UNILEVER N.V. and UNILEVER PLC

Notification of changes to membership of Board Committees

London, 21 April 2016 - Unilever today announced that following the 2016 AGMs the membership of the Board Committees would be as follows:

Audit Committee:

John Rishton (Chair), Nils Andersen, Judith Hartmann, Mary Ma

Compensation Committee:

Ann Fudge (Chair), Vittorio Colao, Marijn Dekkers, Strive Masiyiwa

Corporate Responsibility Committee:

Louise Fresco (Chair), Laura Cha, Youngme Moon, Feike Sijbesma

Nominating and Corporate Governance Committee:

Feike Sijbesma (Chair), Laura Cha, Marijn Dekkers

- - - - -

Exhibit 3:

Unilever PLC

Director Declaration

In accordance with Listing Rule 9.6.13 the following information is confirmed in respect of the appointment of Marijn Dekkers, Strive Masiyiwa, Youngme Moon and Graeme Pitkethly to the Board of Unilever PLC on 20 April 2016:

Dr M Dekkers (Non-Executive Director):

In accordance with paragraph 9.6.13(1):

Current directorships of publicly listed companies: · Bayer AG (appointed January 2010) · General Electric Company (appointed April 2012)

 Previous directorships of publicly listed companies in the previous five years:

·      None

In accordance with paragraphs 9.6.13(2)-(6) there are no details requiring disclosure.

Mr S Masiyiwa (Non-Executive Director):

In accordance with paragraph 9.6.13(1):

Current directorships of publicly listed companies: · Econet Wireless Zimbabwe Limited (appointed August 1998)

 Previous directorships of publicly listed companies in the previous five years:

·      None

In accordance with paragraphs 9.6.13(2)-(6) there are no details requiring disclosure.

Professor Y Moon (Non-Executive Director):

In accordance with paragraph 9.6.13(1):

Current directorships of publicly listed companies: · Rakuten, Inc (appointed March 2015) · Avid Technology (appointed September 2005)

Previous directorships of publicly listed companies in the previous five years:

·      Zulily, Inc (July 2013 to October 2015)

In accordance with paragraphs 9.6.13(2)-(6) there are no details requiring disclosure.

Mr G Pitkethly (Executive Director):

In accordance with paragraphs 9.6.13(1)-(6) there are no details requiring disclosure.

26 April 2016